October 27, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


   Re:   Sew Cal Logo, Inc.
         Registration Statement on Form SB-2
         Filed with the Securities and Exchange Commission on September 11, 2006 (Registration No. 333-137228)
         Request for Withdrawal


Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Sew Cal Logo, Inc. (the "Company") hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-137228, which was filed on September 11, 2006 (the "Registration Statement").

Such withdrawal is requested, as the Company is uncertain of the basis for determining that the transaction is appropriately characterized as an offering to be made by or on behalf of persons other than the registrant, consistent with Rule 415(a)(1)(i). As a result, the Company determined that it should withdraw the SB-2.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Accordingly, the Company respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company's legal counsel, Richard
I. Anslow at (732) 409-1212.

Very truly yours,

SEW CAL LOGO, INC.


By:  /s/ Richard L. Songer
     ---------------------
         Richard L. Songer
         President